SCHEDULE 14A INFORMATION

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Filed by: Federated MDT Stock Trust.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934.

Subject Company: The Advisors’ Inner Circle Fund II, on behalf of its portfolio Hancock Horizon Value Fund.

Subject Company Commission File No. 811-07102

December 20, 2016

Name

Address

City, State, Zip

Dear Name:

RE: Account Number XXXX and Account Name

Recently, the Board of Trustees of the Hancock Horizon Funds voted to reorganize three of the Hancock Horizon Funds into Federated Funds with similar investment strategies. The corresponding mutual funds are listed below. These reorganizations currently are scheduled to take place on January 27, 2017.

If you own shares of:	You will receive shares of:
Hancock Horizon Core Bond Fund	Federated Total Return Bond Fund
Hancock Horizon Growth Fund	Federated Kaufmann Large Cap Fund
Hancock Horizon Value Fund	Federated MDT Stock Trust

Hancock Whitney Trust & Asset Management has the legal responsibility to vote your Hancock Horizon mutual fund shares and will be doing so at the special meeting of shareholders, which is currently scheduled for January 26, 2017. If you wish for us to vote the proxy on your behalf, no action on your part is required. However, as the shareholder, you have the ability to direct us how to vote the proxy. If you would like to direct us how to vote the proxy, please send us your instructions in writing to the following:

Hancock Whitney Trust & Asset Management

Attn: Trust Investments

228 St. Charles Ave., 2nd Floor

New Orleans, LA 70130

We must receive your written instructions no later than January 20, 2017 in order to vote the proxy accordingly. Instructions received after that date will not be accepted.

The Hancock Horizon Funds Board of Trustees has requested that we also extend an invitation to you to attend the shareholder meeting at One Freedom Valley, Oaks, Pennsylvania at 10:00 a.m. (Eastern) on the scheduled meeting date. If you should desire to attend the shareholder meeting or have any questions about the meeting, please contact Ryan Cook at 610-676-3405.

Additionally, along with the proposed reorganizations, Whitney Bank, whose unincorporated division, Horizon Advisers, serves as the investment adviser to the Hancock Horizon Funds, has entered into an agreement with Federated to sell certain of its assets related to the Hancock Horizon Funds that are subject to the proposed reorganizations. Payments under this agreement will be made directly by Federated and not by any of the Hancock Horizon Funds. Whitney Bank can receive upfront deal consideration from Federated, which can be significant. Whitney Bank also may receive servicing and supplemental payments. For additional information, the Prospectus/Proxy Statement is available at http://www.hancockhorizon.com/FundInvestors/Literature.aspx.

Sincerely,

Miles S. Milton

Chief Wealth Management Officer